Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934

                            Financial Bancorp, Inc.
        ________________________________________________________________
                                (Name of Issuer)
                          Common Stock, $.01 par value
        ________________________________________________________________
                         (Title of Class of Securities)


                                    31738T100
                         Simeon Brinberg (CUSIP Number)
          60 Cutter Mill Road, Great Neck, New York 11021 516-466-3100
        ________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

           NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

















                               Page 1 of 13 Pages

                               Page 2 of 13 Pages
Cusip No. 31738T100
_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust - 13-2755856
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________
4.   SOURCE OF FUNDS*
     WC
_________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
_________________________________________________________________
                    7.   SOLE VOTING POWER -       127,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -  127,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -    127,500
___________________________________________________________
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 7.40
_________________________________________________________

                           Page 3 of 13 Pages

14.  TYPE OF
REPORTING PERSON*
     OO
_________________________________________________________________

                            Page 4 of 13 Pages

Item. 1   Security and Issuer.

     This statement relates to Common Stock, $.01 par value (the "Common Stock") of Financial Bancorp, Inc., a Delaware Corporation (the "Company"). The address of the principal executive offices of the Company is 42-25 Queens Boulevard, Long Island City, New York, 11104.
Item 2.   Identity and Background

     (a) This statement is filed by BRT Realty Trust, a business trust organized under Massachusetts law (the "Trust" or "BRT").

     (b) The address of BRT's principal business and principal office is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.

     (c) BRT is a real estate investment trust; its primary business is short term senior and junior lending secured by income producing real property; it also owns real property taken back in foreclosure or acquired by deed in lieu of foreclosure.

     Item 2 information with respect to the officers and Trustees of BRT is set forth on Attachment A, which is incorporated herein by reference.

     (d)-(e) During the last five years neither BRT nor any of its officers or Trustees has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii)has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of BRT's officers and trustees are citizens of the United States of America. BRT is organized under Massachusetts Law.

Item 3.   Source and Amount of Funds or Other Consideration

     As of the date hereof, BRT has acquired a total of 127,500 shares of Common Stock of the Company at a net aggregate cost of $2,697,250 or $21.15 per share. The $2,697,250 used to acquire the 127,500 shares was derived from BRT's working capital.

     It should be noted that on October 17, 1996 BRT entered into a $25 million revolving credit agreement ("Credit Agreement") with CS First Boston Mortgage Capital Corp. ("First Boston").

                            Page 5 of 13 Pages

     The Credit Agreement will mature on October 17, 1998 with the Trust having the right to extend the Credit Agreement for two additional six month periods. Interest is charged on the outstanding principal balance at the lower of LIBOR plus 3% or the prime lending rate plus 1%, adjusted monthly. As collateral for advances made by First Boston under the Credit Agreement, the Trust has pledged certain mortgages receivable and real estate owned, and the stock of all but two of its subsidiaries. At the date hereof $zero is outstanding under the Credit Agreement. Funds may be taken down under the Credit Agreement to purchase additional shares of the Company's Common Stock.


Item 4.   Purpose of the Transaction

     BRT has acquired the shares of the Company as an investment. BRT, subject to availability of stock of the Company at prices deemed favorable by BRT and BRT's continuing evaluation of the Company, may purchase additional shares of the Company's Common Stock in the open market or in privately negotiated transactions. BRT may also in the future determine to sell all or a portion of the shares of Common Stock of the Company owned by it.

     Except as described in this Statement, BRT does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Common Stock of the Company or the disposition of any shares of Common Stock of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)4 of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

                                      Page 6 of 13 Pages


     BRT will continue to evaluate its investment in the Company and may in the future, if it deems it to be in its best interest, revise its plans with respect to the Company.

Item 5.   Interest in Securities of the Issuer

     (a) BRT owns, as of this date, 127,500 shares of Common Stock of the Company, constituting approximately 7.40% of the 1,722,031 shares of Common Stock outstanding as of August 13, 1997(as set forth in the Company's Form 10-Q for the quarter ended June 30,1997).

     (b) BRT has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

     (c) In the past sixty (60) days BRT has purchased shares of Common Stock of the Company as follows:

         Date of Purchase  Number of Shares   Per Share Price

            7/18/97            5,000              18.625
            8/13/97            5,000              20.125
            8/14/97            5,000              20.625
            8/15/97            7,000              20.625
            8/19/97           10,000              20.125
            8/27/97           85,500              22.00

     The 85,500 shares were purchased in a private transaction. All other shares were purchased in the over-the-counter market.

     Except as set forth herein, neither BRT nor any of its officers or trustees
(i) owns or has any right to acquire, directly or indirectly, any shares of Common Stock of the Company; or (ii) has in the past sixty days effected any transactions in shares of Common Stock of the Company.
          (d)  Not applicable
          (e)  Not applicable


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                                 Page 7 of 13 Pages

Item 7.   Material to be filed as Exhibits.

          None.

                               Page 8 of 13 Pages



                                     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 1997


                          BRT REALTY TRUST



                          By___________________________________
                           Simeon Brinberg
                           Senior Vice President

                                    Page 9 of 13 Pages

                           ATTACHMENT A


Item 2.  Identity and Background


               Officers and Trustees of BRT Realty Trust

Name               Position         Principal Occupation
                                        and Address


Fredric H. Gould  Chairman of the       Chairman of
                  Board and Chief       the Board and
                  Executive Officer     Chief Executive
                                        Officer of BRT
                                        Realty Trust ("BRT");
                                        General Partner of Gould
                                        Investors L.P.
                                        ("Partnership") and
                                        Vice Chairman of
                                        Georgetown Partners, Inc.
                                        ("Georgetown"), managing
                                        general partner of the
                                        Partnership; Chairman of the
                                        Board of One Liberty Properties, Inc.
                                        ("One Liberty");
                                        President of REIT Management Corp.,
                                        advisor to BRT ("REIT"); Real Estate
                                        Investor-all located at 60 Cutter Mill
                                        Road, Great Neck, NY 11021

Jeffrey A. Gould  President and         President and
                  Chief Operating       Chief Operating
                  Officer               Officer of BRT;
                                        Vice President of
                                        One Liberty;
                                        located at 60 Cutter Mill Road,
                                        Great Neck, NY 11021

                                  Page 10 of 13 Pages

Name               Position         Principal Occupation
                                       and Address

Simeon Brinberg   Senior Vice           Senior Vice
                  President and         President and
                  Secretary             Secretary of BRT;
                                        Vice President of
                                        One Liberty;
                                        Senior Vice
                                        President of
                                        Georgetown; all
                                        located at 60
                                        Cutter Mill Road,
                                        Great Neck, NY 11021.

David W. Kalish   Vice President        Vice President
                  and Chief             Chief Financial
                  Financial             Officer of BRT,
                                        One Liberty,
                                        Georgetown and
                                        REIT; all located
                                        at 60 Cutter Mill
                                        Road, Great Neck, NY 11021

Matthew J. Gould  Vice President        President and
                                        Chief Executive
                                        Officer of One
                                        Liberty; Vice
                                        President of BRT
                                        and REIT;
                                        President of
                                        Georgetown; all
                                        located at 60
                                        Cutter Mill Road,
                                        Great Neck, NY 11021.

Mark H. Lundy     Vice President        Vice President
                                        of BRT and
                                        Georgetown;
                                        Secretary of One
                                        Liberty; all
                                        located at 60
                                        Cutter Mill Road,
                                        Great Neck, NY 11021.

                                Page 11 of 13 Pages


Name               Position         Principal Occupation
                                        and Address


Seth Kobay       Vice President         Vice President
                                        and Treasurer of
                                        BRT and One
                                        Liberty; Vice
                                        President of
                                        Georgetown; all
                                        located at 60
                                        Cutter Mill Road,
                                        Great Neck, NY 11021.

Karen Till       Vice President,        Vice President,
                 Financial              Financial, BRT;
                                        located at 60
                                        Cutter Mill Road,
                                        Great Neck, NY 11021.

Marshall Rose    Trustee                General Partner of
                                        the Partnership;
                                        Chairman of the
                                        Board of George-
                                        town; Vice Chair-
                                        man of the Board
                                        of One Liberty;
                                        all located at 60
                                        Cutter Mill Road,
                                        Great Neck, NY 11021;
                                        President Of Georgetown
                                        Equities, Inc.
                                        located at 667
                                        Madison Avenue,
                                        New York, NY;
                                        Real Estate
                                        Investor and
                                        Consultant.

                               Page 12 of 13 Pages

Name               Position         Principal Occupation
                                        and Address

Nathan Kupin      Senior Vice           Senior Vice
                  President and         President and
                  Trustee               Trustee of BRT;
                                        Senior Vice
                                        President of One
                                        Liberty; Vice
                                        Chairman of the
                                        Board of George-
                                        Town; all located
                                        at 60 Cutter Mill
                                        Road, Great Neck,
                                        NY 11021.

Patrick J. Callan Trustee               Principal of The
                                        RREEF Funds, pen-
                                        sion fund real
                                        estate investments,
                                        located at 55 East
                                        52nd Street, New
                                        York, NY 10055.

David G. Herold   Trustee               Consultant, located
                                        at 16 Southdown
                                        Court, Huntington,
                                        NY; Chief Executive
                                        Officer of Metro
                                        Bancshares, Inc. from
                                        1988 to 1994.

Arthur Hurand     Trustee               Private investor;
                                        located at G-4300
                                        W. Pierson Road,
                                        Flint, Michigan
                                        48504.

Gary Hurand       Trustee               President of Dawn
                                        Donut Systems, Inc.,
                                        located at G-4300
                                        W. Pierson Road,
                                        Flint, Michigan
                                        48504.

                                 Page 13 of 13 Pages


Name               Position         Principal Occupation
                                        and Address


Herbert C. Lust,II Trustee              Private investor;
                                        Located at 54
                                        Porchuck Road,
                                        Greenwich, CT 06830